

Mail Stop 4720

February 14, 2017

<u>Via Email</u>
Mr. James M. Zemlyak
President and Chief Financial Officer
Stifel Financial Corp.
501 North Broadway
St. Louis, MO 63102-2188

      Re: **Stifel Financial Corp.**
                 Form 10-K for Fiscal Year Ended December 31, 2015
                 Filed March 1, 2016
                 File No. 001-09305

Dear Mr. Zemlyak:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Gus Rodriguez

                          Gus Rodriguez
                          Accounting Branch Chief
                          Office of Financial Services